Exhibit (a)(1)(G)

NEWS RELEASE	NACCO Industries, Inc.
5875 Landerbrook Drive • Cleveland, Ohio 44124-4069
Tel. (440) 449-9600 • Fax (440) 449-9577
For Immediate Release
Friday, December 15, 2006
NACCO INDUSTRIES, INC. COMMENCES CASH TENDER OFFER FOR APPLICA
COMMON SHARES

CLEVELAND, OH, December 15, 2006 — NACCO Industries, Inc. (NYSE: NC) announced today that through an indirect, wholly owned subsidiary, it has commenced a cash tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of Applica Incorporated (NYSE: APN) at an offer price of $6.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal, both dated today. NACCO estimates that the total value of the transaction, including assumed debt as of September 30, 2006 of $163.0 million, is approximately $325.5 million.
The tender offer is subject to various conditions, including the tender of a majority of Applica shares, calculated on a fully diluted basis. The tender offer is not subject to a financing contingency.
NACCO has also proposed to amend the July 23, 2006 merger agreement to provide for, among other things, the sale of Applica at the $6.50 cash price per share pursuant to a tender offer. On October 19, 2006, Applica purported to terminate that agreement and signed an agreement with affiliates of Harbinger Capital Partners at $6.00 per share in cash. NACCO has initiated litigation challenging that termination, among other matters, and seeking specific performance and damages. Neither NACCO’s tender offer nor the proposed merger agreement is intended to affect that litigation. In light of Applica’s purported agreement with the Harbinger entities, however, the tender offer is conditioned on the termination of that agreement by Applica, or the entry of a court order satisfactory to NACCO that the Harbinger agreement is not valid. The tender offer is also subject to the Applica Board of Directors irrevocably taking all necessary actions to make any anti-takeover laws and regulations inapplicable to the tender offer and related transactions.
The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, January 16, 2007, unless the tender offer is extended.
Questions regarding the tender offer or requests for offering materials should be directed to the information agent, MacKenzie Partners, Inc., at (800) 322-2885. Offering materials are being filed today by Apex Acquisition Corporation, an indirect wholly owned subsidiary of NACCO, with the Securities and Exchange Commission (SEC) and will be available on the SEC’s website at http://www.sec.gov. Applica’s shareholders are urged to read the offering materials filed by Apex Acquisition Corporation, which contain important information.

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL, WHICH MAY BE MADE ONLY PURSUANT TO THE TERMS OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL BEING FILED TODAY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE OFFER IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF, HOLDERS OF APPLICA SHARES IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT COMPLY WITH THE LAWS OF THAT JURISDICTION.
About NACCO
NACCO is an operating holding company with three principal businesses: lift trucks, housewares and mining. NACCO Materials Handling Group, Inc. designs, engineers, manufactures, sells, services and leases a comprehensive line of lift trucks and aftermarket parts marketed globally under the Hyster and Yale brand names. NACCO Housewares Group consists of Hamilton Beach/Proctor-Silex, a leading designer, marketer and distributor of small electric household appliances, as well as commercial products for restaurants, bars and hotels, and The Kitchen Collection, Inc., a national specialty retailer of kitchenware and gourmet foods operating under the Kitchen Collection and Le Gourmet Chef store names in outlet and traditional malls throughout the United States. The North American Coal Corporation mines and markets lignite coal primarily as fuel for power generation and provides selected value-added mining services for other natural resources companies. Additional information about NACCO is available at www.nacco.com.
FOR QUESTIONS ABOUT THE TENDER OFFER, CONTACT:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Toll-Free: (800) 322-2885 or,
Call Collect: (212) 929-5500
tenderoffer@mackenziepartners.com
ANALYSTS AND MEDIA CONTACT:
NACCO Industries, Inc.
Christina Kmetko
Manager — Finance
(440) 449-9669